Kirr Marbach Partners Value Fund
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

February 7, 2024

VIA EDGAR TRANSMISSION

Mr. Chad Eskildsen
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	Kirr, Marbach Partners Funds, Inc. Securities Act Registration No.: 333-65829 Investment Company Act Registration No.: 811-09067

Dear Mr. Eskildsen:

This correspondence is in response to the comment received on January 25, 2024, from you with respect to the financial statements of Kirr, Marbach Partners Value Fund for the fiscal year ended September 30, 2023, filed with Form N-CSR. For your convenience, your comment has been reproduced with the response following the comment.

1.
Staff Comment: The Staff notes the language included in Form N-CSR Item 13(a)(2) Certifications - Item 4(d) of the Registrant’s certification required by Item 13(a)(2) of Form N-CSR (EX-99.CERT) filed on 12/11/23 does not appear to refer to the correct time period.  Item 4(d) requires disclosure of any changes in the registrant’s internal control over financial reporting that occurred during the period covered by the report whereas it appears the current certification indicates only a quarter of the period is covered.  Please ensure the certification covers the correct time period going forward.

Response: The Registrant confirms that future filings will reference the correct time period with respect to Item 13(a)(2) - Item 4(d) of Form N-CSR.

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If you have any additional questions or require further information, please contact the undersigned at (414) 516‑1709.

Very truly yours,

/s/ Ryan L. Roell
Ryan L. Roell, Vice President
U.S. Bank Global Fund Services

CC:	Scott Moehrke, Kirkland & Ellis, LLP Mickey Kim, Kirr, Marbach Partners, Inc.